DRDGOLD Limited

EBSCO House 4

299 Pendoring Avenue

Blackheath, Randburg

South Africa, 2195

May 18, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	DRDGOLD Limited
Withdrawal of Registration Statement on Form F-4 (File No. 333-121386)

Ladies and Gentlemen:

DRDGOLD Limited (the "Company"), hereby requests withdrawal of its registration statement on Form F-4 (File No. 333-121386) and all exhibits thereto (the "Registration Statement"), pursuant to this letter of application.

The Company had filed the Registration Statement, on December 17, 2004, to register 60,000,000 ordinary shares, no par value, including ordinary shares offered in the form of American Depositary Receipts (the "Securities"), issuable in connection with acquisitions of other businesses, assets or securities. The Company no longer seeks to issue Securities pursuant to the Registration Statement in connection with any such acquisitions. No Securities were sold in connection with the Registration Statement. For these reasons, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have any questions, please call Rick Ely or Maria Protopapa of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 207 519 7000.

Yours very truly,

DRDGOLD Limited

By:

/s/ John W.C. Sayers

John W. C. Sayers

Chief Executive Officer

cc:	Rick Ely
Maria Protopapa

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